Filed pursuant to Rule 433

Registration Statement File No. 333- 180492

June 29, 2012

Pricing Term Sheet

The information in this pricing term sheet relates only to the securities described in, and should be read together with, the preliminary prospectus supplement, dated June 19, 2012, and the accompanying prospectus, dated May 25, 2012, and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus and the accompanying prospectus.

Issuer	Prospect Global Resources Inc.
Securities offered by us

15,400,000 shares of common stock plus up to 2,310,000 additional shares of common stock that we will issue and sell in the event that the Underwriters exercise their 30 day option to purchase additional shares of our common stock to cover over-allotments, if any.

Common stock to be outstanding after this offering	54,889,173 shares (57,199,173 shares of common stock if the Underwriters exercise their over-allotment option to purchase additional shares of common stock in full)(1)
Price to the Public	$2.60 per share.
Underwriting discount	$0.182 per share.
Net Proceeds to us	$36,797,200.
Closing Date	July 5, 2012.
Use of Proceeds

We intend to use $19.5 million of the net proceeds from this offering to fund the initial payment due to The Karlsson Group in connection with the closing of our acquisition of the 50% interest in AWP currently held by The Karlsson Group, $8.4 million to fund the preparation of a bankable feasibility study, $3.4 million for engineering, $2.5 million for permitting and environmental and the balance for general corporate purposes and working capital.

Trading market

Our common stock currently is quoted on the OTC Bulletin Board under the symbol “PGRX.” We have been approved for listing on the NASDAQ Capital Market under the symbol “PGRX”, and expect to begin trading on NASDAQ on July 2, 2012.

Underwriters	Dahlman Rose & Company, LLC, Roth Capital Partners, LLC, Sterne Agee & Leach, Inc., Wunderlich Securities, Inc., and Gilford Securities Incorporated

(1)                                  The total number of shares of our common stock outstanding as of June 28, 2012 is 39,489,173 and excludes, as of June 28, 2012, the following:

•                  4,085,000 shares of common stock reserved for future issuance under our equity incentive plans (increasing to 18,285,000 shares if the proposals to increase the number of shares available under the plans is approved by our shareholders at our annual meeting tentatively planned for August 2012). As of the date of this prospectus supplement, there were options to purchase 3,415,000 shares of our common stock outstanding under our equity incentive plans with an exercise price of $4.25 per share;

•                  17,703,197 shares of common stock issuable upon exercise of outstanding warrants as of the date of this prospectus supplement with exercise prices ranging from $3.00 per share to $4.25 per share; and

•                  40,000 shares of common stock issuable to our investment relations advisor, COR Capital LLC, upon successful listing of our common stock on NASDAQ.

USE OF PROCEEDS

The net proceeds from the sale of the shares of the Common Stock in this offering are estimated to be approximately $36.8 million after deducting the underwriting discount and estimated expenses of the offering ($42.4 million if the underwriters’ over-allotment option is exercised in full).

We intend to use the net proceeds from this offering to fund the ongoing development of the Holbrook Project, which includes (i) the initial payment due to The Karlsson Group in connection with the closing of our acquisition of the 50% interest in AWP currently held by The Karlsson Group, (ii) preparation of a bankable feasibility study, (iii) engineering, (iv) permitting and environmental, and (v) the balance for general corporate purposes and working capital.

A preliminary estimate of the allocation of the use of proceeds described above is as follows (in millions):

Initial payment for purchase of 50% of membership interests in AWP from Karlsson	$19.5
Bankable feasibility study	$8.4
Engineering	$3.4
Permitting and Environmental	$2.5
General corporate purposes	$3.0
Total	$36.8

The actual use of the proceeds from this offering may vary depending on our operating and capital needs from time to time. There may be circumstances where, for business reasons, a reallocation of funds may be necessary, including for the potential acquisition of further mineral leases in the Holbrook Project area, though no acquisitions are currently imminent. Until such time as the net proceeds of this offering are used as described above, we intend to invest the net proceeds primarily in short-term investments, including cash bank accounts, money market accounts that are invested in U.S. treasury bills or U.S. treasury-backed securities.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of March 31, 2012, on (i) an actual basis, (ii) an as adjusted basis to reflect the issuance and sale of the 15,400,000 shares of the Common Stock offered by this prospectus supplement at a public offering price of $2.60 per share, after deducting the underwriting discount (assuming no exercise of the Underwriters’ over-allotment option to purchase up to 2,310,000 additional shares) and our estimated expenses of the offering and the application of the net proceeds from this offering and (iii) a pro forma, as adjusted basis to reflect the issuance and sales of the Common Stock in this offering and the application of the net proceeds as well as our acquisition of the remaining 50% interest in America West Potash LLC as if the acquisition took place on March 31, 2012. This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended March 31, 2012 and our audited financial statements and related notes for the period ended March 31, 2012, included in the Form 10-K incorporated by reference in the prospectus supplement and the unaudited pro forma consolidated financial statements and notes thereto included in the prospectus supplement.

	As of March 31, 2012
	Actual	As Adjusted	Pro Forma, as adjusted after giving effect to the AWP acquisition and the issuance of the Common Stock
Cash and cash equivalents	$11,300,208	$48,097,408	$48,097,408
Total debt:
Old Prospect Global Promissory Note	—	—	125,000,000
Shareholders’ equity:
Common stock: $0.001 par value; 100,000,000 shares authorized; 39,489,173 shares issued and outstanding as of March 31, 2012; 54,889,173 shares issued and outstanding after giving effect to this offering(1)(2)	39,489	54,889	54,889
Preferred Stock: $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of March 31, 2012; none issued and outstanding after giving effect to this offering	—	—	—
Additional paid-in capital	91,957,720	131,982,320	(11,650,778)
Losses accumulated in development stage	(79,710,846)	(82,953,646)	(86,493,773)
Total shareholders’ equity — Prospect	12,286,363	49,083,263	(98,089,662)
Non-controlling interest	7,921,960	7,921,960	—
Total shareholders’ equity	20,208,323	57,005,523	(98,089,662)
Total capitalization	20,208,323	57,005,523	26,910,338

(1)                                  the total number of shares of our common stock outstanding as of March 31, 2012 was 39,489,173 and excludes, as of March 31, 2012, the following:

•                  4,085,000 shares of common stock reserved for future issuance under our equity incentive plans (increasing to 18,285,000 shares if the proposals to increase the number of shares available under the plans is approved by our shareholders at our annual meeting tentatively planned for August 2012). As of the date of this prospectus supplement, there were options to purchase 3,415,000 shares of our common stock outstanding under our equity incentive plans with an exercise price of $4.25 per share;

•                  17,703,197 shares of common stock issuable upon exercise of outstanding warrants as of the date of this prospectus supplement with exercise prices ranging from $3.00 per share to $4.25 per share; and

•                  40,000 shares of common stock issuable to our investment relations advisor, COR Capital LLC, upon successful listing of our common stock on NASDAQ.

(2)                                  Assumes the Underwriters’ over-allotment option to purchase 2,310,000 shares of common stock is not exercised.

DILUTION

Our net tangible book value as of March 31, 2012 was approximately $20.2 million, or approximately $0.51 per share of common stock. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of 15,400,000 shares of the Common Stock at a public offering price of $2.60 per share after deducting the underwriting discount and our estimated expenses of the offering, our as adjusted net tangible book value would have been approximately $57.0 million, or $1.04 per share of common stock. Assuming the completion of the offering, net tangible book value attributable to new investors will increase by $0.53 per share and result in an immediate dilution of $1.56 per share to anyone who purchases the Common Stock in the offering. The following table illustrates this calculation on a per share basis:

Public offering price per share		$2.60
Net tangible book value per share as of March 31, 2012	$0.51
Increase in net tangible book value per share attributable to new investors	$0.53
Adjusted net tangible book value per share as of March 31, 2012 after giving effect to this offering		$1.04
Dilution per share to new investors		$1.56

The foregoing table is based on 39,489,173 shares of common stock outstanding as of March 31, 2012, which does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options or securities convertible into common stock having a per share exercise price less than the offering price. In addition, our investment relations advisor, COR Capital LLC, will receive 40,000 upon successful listing of our common stock on NASDAQ, and is also compensated based on quarterly issuances of a fixed number of shares of common stock that is not tied to the market price of our common stock at the time of issuance.

To the extent that any of our outstanding options or securities convertible into common stock are exercised, we grant additional options under our stock option plans or issue additional warrants or convertible debt securities, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

If the underwriters’ over-allotment option to purchase common stock is exercised in full, our net tangible book value per share after giving effect to this offering would be $1.09, and the dilution per share in net tangible book value to new investors purchasing shares in this offering would be $1.51.

The following table sets forth, as of March 31, 2012, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing shares in this offering, at a public offering price of $2.60 per share after deducting the underwriting discount and our estimated expenses of the offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders	39,489,173	72%	$27,097,518	42%	$0.69
New investors	15,400,000	28%	$36,797,200	58%	$2.39
Total	54,889,173	100%	$63,894,718	100%	$1.16

If the Underwriters’ over-allotment option to purchase common stock is exercised in full, the number of shares of common stock held by existing stockholders would decrease to 69% of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to 31% of the total number of shares of common stock outstanding after this offering.

OTHER

Paragraph 4 of the “Underwriting” section on page S-69 of the preliminary prospectus supplement is revised as follows “The underwriting agreement will provide that we will pay the Underwriters a discount of 7% ($0.182 per share of Common Stock) in consideration of the Underwriters’ services in connection with the offering. We have also agreed to pay up to $250,000 of the reasonable fees and disbursements of the Underwriters’ legal counsel. We estimate that expenses for the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commissions, will be approximately $440,000.  In connection with a private placement completed in February 2012, Dahlman Rose & Company, LLC received share purchase warrants convertible into 70,588 shares of common stock of the Company.  These shares represent approximately 0.2% of the gross proceeds of the offering (exclusive of over-allotments).  These securities may not be offered or sold by Dahlman Rose & Company, LLC for a period of 180 days pursuant to FINRA rule 5110(g).”

Three of our existing shareholders, Very Hungry LLC, Avalon Portfolio, LLC and COR Capital, LLC have agreed to purchase 4,807,692, 769,230 and 538,461 shares of our common stock in this offering, respectively.

We have filed a Registration Statement (File No. 333- 180492) (including a base shelf prospectus dated May 25, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the Registration Statement and the documents incorporated therein by reference that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Dahlman Rose & Company, LLC, will arrange to send you the Registration Statement and any document incorporated therein by reference if you request such documents by calling Dahlman Rose & Company, LLC collect at (212) 702-4521.

With the exception of historical matters, the matters discussed in this pricing term sheet include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding future sales of common stock and the use of proceeds from such sales. Factors that could cause actual results to differ materially from projections or estimates include, among others, potash prices, economic and market conditions, as well as the additional risks described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended March 31, 2012, as amended. Most of these factors are beyond our ability to predict or control. The forward looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update any forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.